Exhibit 99.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

ScottishPower Q&A

Your Questions Answered

Recommended offer by Iberdrola, S.A.

for Scottish Power plc

To ScottishPower ADS Holders

26 February 2007

ScottishPower

Q&A

HELPLINE – +1 800 657 4988 (Toll free in the US)

If you have questions relating to this document, the Scheme Document, ScottishPower ADSs, or the completion and return of the ADS Voting Instruction Card or the ADS Letter of Transmittal and Election Form, please call Georgeson Shareholder Communications on +1 800 657 4988 (Toll free in the US) between 9.00 a.m. and 11.00 p.m. (New York time) Monday to Friday. Please note that calls to this number may be monitored and recorded, and no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be given.

Questions and answers in this document relating to attendance of the Court Meeting and the EGM, voting your ScottishPower ADSs, making an election under the Mix and Match Facility and transferring your ScottishPower ADSs in order to receive consideration for them apply only to registered ScottishPower ADS Holders. If you hold your ScottishPower ADSs indirectly, such as through a bank, broker, financial institution, share plan administrator or other nominee, you should consult the procedures of that nominee in order to vote your ScottishPower ADSs, make an election under the Mix and Match Facility or transfer your ScottishPower ADSs in order to receive consideration for them. Indirect ScottishPower ADS Holders who wish to attend and vote at the Court Meeting and the EGM may present their ScottishPower ADSs to the ScottishPower Depositary for cancellation and receive (upon compliance with the terms of the ScottishPower Deposit Agreement, including payment of the ScottishPower Depositary’s fees and any applicable taxes and governmental charges) delivery of their ScottishPower Shares so as to become registered holders of ScottishPower Shares prior to the Voting Record Time.

ScottishPower

Q& A

This document should be read in conjunction with the circular to ScottishPower Shareholders and ScottishPower ADS Holders which accompanies this document (the “Scheme Document”).

All words and expressions defined in the Scheme Document have the same respective meanings in this document. Please read the terms and conditions of the Scheme, as set out in the Scheme Document.

The following is a summary of certain material provisions of the Scheme Document and does not purport to be complete. Because it is a summary, it does not contain all the information that may be important to ScottishPower ADS Holders. For more complete information, you should consult the Scheme Document and the documents accompanying it.

In accordance with Rule 12g-3 of the Exchange Act, on the Effective Date, the Iberdrola Shares and Iberdrola ADSs will be deemed to be registered with the SEC under the Exchange Act. Accordingly, Iberdrola will succeed to ScottishPower’s status as a registrant under the Exchange Act and will therefore become subject to the ongoing reporting obligations of the Exchange Act for so long as Iberdrola remains a registrant. Such reporting obligations include the requirement to file with the SEC annual reports on Form 20-F and to submit to the SEC periodic and other reports on Form 6-K. Iberdrola intends to seek to de-register the Iberdrola Shares and Iberdrola ADSs under the Exchange Act at the earliest practicable date following the Effective Date.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your ScottishPower ADSs, please send this document and the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of ScottishPower ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

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ScottishPower

W H A T Y O U S H O U L D D O N E X T

Q& A

STEP 1- Vote on the Scheme by 26 March, 2007.

Whether or not you plan to attend the Court Meeting and EGM, you should:

Complete and return the ADS Voting Instruction Card in respect of the Court Meeting and EGM in the postage-paid business reply envelope provided (for use in the US only) to JPMorgan Chase Bank, N.A., at the address provided on the ADS Voting Instruction Card, so as to be received by no later than 3.00 p.m. (New York time) on 26 March 2007.

Alternatively, internet and telephone voting procedures are available, as explained on the ADS Voting Instruction Card.

We strongly urge all ScottishPower ADS Holders to exercise their voting rights. It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair and reasonable representation of ScottishPower Shareholder and ScottishPower ADS Holder opinion. You are therefore strongly urged to sign and return your ADS Voting Instruction Card as soon as possible and so as to be received no later than 3.00 p.m. (New York time) on 26 March 2007.

For further details of what happens at the Court Meeting and EGM please see question 25 below.

STEP 2- Decide whether to make an election under the Mix and Match Facility

If you wish to vary the proportion of cash and Iberdrola ADSs you receive for your ScottishPower ADSs, you must complete and return the enclosed ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs you hold in certificated form, in the non-postage-paid envelope provided, by post (properly insured) or by hand (during normal business hours) to JPMorgan Chase Bank, N.A., Reorganization Department at one of the addresses provided on the ADS Letter of Transmittal and Election Form, so as to be received by no later than 3.00 p.m. (New York time) on 4 April 2007.

Even if you do not wish to make an election under the Mix and Match Facility, you must return the ADS Letter of Transmittal and Election Form in order to receive the Basic Consideration.

2	Y O U R Q U E S T I O N S A N S W E R E D

ScottishPower

W H A T Y O U W I L L R E C E I V E A N D W H E N

Q&A

1	What will I receive for my ScottishPower ADSs?

From an economic point of view, you will be entitled to receive the equivalent of 1,600 pence in cash and 0.6584 of an Iberdrola ADS for each ScottishPower ADS (the “Basic Consideration”). You will also be entitled to receive the Special Dividend of 48 pence per ScottishPower ADS you hold at the Special Dividend Record Time which is expected to be 9.00 a.m. (London time) on 20 April 2007.

If you do not wish to receive the Basic

Consideration, you may participate in the Mix and Match Facility. Under this facility, you can elect to vary the proportion of cash and Iberdrola ADSs you would otherwise receive under the Basic Consideration, subject to equal and opposite elections made by other ScottishPower ADS Holders (and ScottishPower Shareholders).

2	How much does the Offer value my ScottishPower ADSs at?

Based on the Closing Price of an Iberdrola Share on 22 February 2007 (the last practicable date prior to the publication of the Scheme Document) of £23.31(1)per

Iberdrola Share, the Offer values each ScottishPower Share (including the Special Dividend) at £795.61 pence and, therefore, the Offer values each ScottishPower ADS at £31.82.

Please note the US Dollar amount received upon any subsequent sale of a New Iberdrola Share or Iberdrola ADS will depend upon both the market price of an Iberdrola Share and the relevant Dollar/Euro exchange rate at the relevant time. No assurances can be given as to the price that will be received for Iberdrola ADSs sold as described in this paragraph.

3	How can I calculate the value of the Offer at any point in time?

The economic value of the Offer consists of three different components:

• a cash amount equivalent to 1,600 pence per ScottishPower ADS;

• 0.6584 of an Iberdrola ADS for each ScottishPower ADS held. The value of this component is variable and will depend on the market value of an Iberdrola Share (and therefore the market value of an Iberdrola ADS) at any point in time and the most current exchange rate; and

• the Special Dividend of 12 pence per ScottishPower Share held at the Special Dividend Record Time which is equivalent to 48 pence per ScottishPower ADS.

For example:

If you hold 25 ScottishPower ADSs and decide not to make an election for the Mix and Match Facility, you would receive the Basic Consideration, which would be valued as follows:

Using the Closing Price of an Iberdrola Share on 22 February 2007 and an exchange rate of £0.67125:€1 (being the exchange rate on

22 February 2007):

• a cash amount of £400 (25 ADSs x 1,600 pence);

• Iberdrola ADSs worth £372.89 (25 ADSs x 0.6584 x €34.72 (Iberdrola Closing Price in Euros as at 22 February 2007) x 0.67125, less a fractional entitlement of £10.72 (in respect of 0.46 Iberdrola ADSs),

• cash amount of £10.72 (fractional entitlement in respect of 0.46 Iberdrola ADSs), and

• the Special Dividend of £12 (25 ADSs x 48 pence).

The consideration you would receive in respect of 25 ScottishPower ADSs in these circumstances would therefore have a total value of £795.61.

(1)Based on an exchange rate of £0.67125:€1, being the exchange rate on 22 February 2007, the last practicable date prior to the publication of the Scheme Document.

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WHAT YOU WILL RECEIVE AND WHEN

Q&A

Only whole Iberdrola ADSs will be allotted. Any remaining fractions of Iberdrola ADSs will be aggregated and sold after the Effective Date which is expected to be 23 April 2007. The net proceeds of that sale will be paid in cash in US Dollars to the relevant ScottishPower ADS Holders according to their fractional entitlements. No assurances can be given as to the price that will be received for Iberdrola ADSs sold as described in this paragraph.

4 When will I receive the consideration?

Completion of the Offer is expected to take place on 23 April 2007, with the cash consideration and Iberdrola ADSs expected to be despatched to the ScottishPower Depositary within 14 days of the Effective Date (expected to be by 7 May 2007). The ScottishPower Depositary will send you a cheque for your portion of the cash consideration and a statement of entitlement to your Iberdrola ADSs as soon as possible thereafter (so long as it has received your completed ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs you hold in certificated form).

4 YOUR QUESTIONS ANSWERED

ScottishPower

C H O I C E S A V A I L A B L E T O Y O U

Q&A

5	What is the “Mix and Match Facility”?

The Mix and Match Facility allows you to elect for a greater proportion of cash or Iberdrola ADSs than you would otherwise be entitled to receive as Basic Consideration. The total proportion of cash and New Iberdrola Shares (including those underlying Iberdrola ADSs) that will be provided to all ScottishPower Shareholders and ScottishPower ADS Holders pursuant to the Offer will not vary, so any election under the Mix and Match Facility will only be satisfied to the extent that other ScottishPower Shareholders and ScottishPower ADS Holders make equal and opposite elections.

For example, you could elect to receive all of your consideration in cash, or all of it in Iberdrola ADSs, but your election will only be satisfied to the extent that other ScottishPower Shareholders and ScottishPower ADS Holders make equal and opposite elections. If Mix and Match elections cannot be satisfied in full they will be scaled down pro rata.

No Mix and Match election will be scaled down below what you would have received as the Basic Consideration. If you elect to receive more cash than the basic entitlement of 1,600 pence, in no circumstances will you receive less than 1,600 pence in cash per ScottishPower ADS. Similarly, if you elect to receive more Iberdrola ADSs than the basic entitlement of 0.6584 of an Iberdrola ADS, in no circumstances will you receive less than 0.6584 of an Iberdrola ADS per ScottishPower ADS.

The entitlements under the Mix and Match Facility are expected to be calculated before the Reduction Court Hearing, which is expected to be held on

23 April 2007, and will be announced to the London and New York Stock Exchanges (as well as on ScottishPower’s website www.scottishpower.com) so that, if you have made an election, you will know whether it has been satisfied in whole or in part.

6	How do I elect for the Mix and Match Facility?

On the ADS Letter of Transmittal and Election Form (enclosed with this document):

• in Section C, complete the box marked Alternative 1 if you want to receive more cash under the Mix and Match Facility. You should insert the word “All” or alternatively the number of ScottishPower ADSs for which you want to elect to receive more cash;

• in Section C, complete the box marked Alternative 2 if you want to receive more Iberdrola ADSs under the Mix and Match Facility. You should insert the word “All” or alternatively the number of ScottishPower ADSs for which you want to receive more Iberdrola ADSs.

7 If I do not wish to make an election under the Mix and Match Facility, do I need to complete and return the ADS Letter of Transmittal and Election Form?

Yes, even if you do not wish to make an election under the Mix and Match Facility, you must return your ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs that you hold in certificated form, in order to receive the Basic Consideration.

The ScottishPower Depositary will only forward on the Basic Consideration on receipt of your ADS Letter of Transmittal and Election Form and any ScottishPower ADSs which you hold in certificated form.

8	What is the deadline for returning my ADS Letter of Transmittal and Election Form?

If you wish to make an election under the Mix and Match Facility, the completed ADS Letter of Transmittal and Election Form must be sent, along with any ScottishPower ADS certificates that you hold, in the non postage-paid envelope provided, by post (properly insured) or by hand (during normal

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CHOICES AVAILABLE TO YOU

Q&A

business hours) so as to be received by JPMorgan Chase Bank, N.A., Reorganization Department at one of the addresses provided on the ADS Letter of Transmittal and Election Form by no later than 3.00 p.m. (New York time) on 4 April 2007.

Even if you do not wish to make an election under the Mix and Match Facility, you must return your ADS Letter of Transmittal and Election Form, along with any ScottishPower ADSs that you hold in certificated form, in order to receive the Basic Consideration. Any Iberdrola ADSs that have not been claimed six months after the Effective Date may be sold by the ScottishPower Depositary. Therefore, if you return your ADS Letter of Transmittal and Election Form after that time, you will be entitled to receive only the cash consideration of 1,600 pence per ScottishPower ADS and the net cash proceeds from any such sale of the Iberdrola ADSs to which you otherwise would have been entitled.

6 YOUR QUESTIONS ANSWERED

ScottishPower

H O L D I N G I B E R D R O L A A D S s

Q&A

9 What documentation will I receive in respect of my Iberdrola ADSs?

All Iberdrola ADSs issued will be issued in book entry form through the direct registration system maintained by the Iberdrola Depositary. You will receive a statement from Iberdrola’s Depositary evidencing that your name and the number of Iberdrola ADSs you hold have been entered in the register of Iberdrola ADS holders.

10 Will I be able to sell my ScottishPower ADSs after I have completed and returned my ADS Letter of Transmittal and Election Form?

If you make an election under the Mix and Match Facility, you will not be able to sell or otherwise transfer your ScottishPower ADSs after you have returned your ADS Letter of Transmittal and Election Form (unless you hold your ScottishPower ADSs through the Direct Registration System of DTC, in which case you will be able to sell or otherwise transfer your ScottishPower ADSs at any time until 4 April 2007, regardless of when you have returned your ADS Letter of Transmittal and Election Form).

If you do not make an election under the Mix and Match Facility, you will be able to sell or otherwise transfer your ScottishPower ADSs until the earlier of the date on which you return your ADS Letter of Transmittal and Election Form (or, if later, 4 April 2007 in the case of ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC) and 30 days after the termination of the ScottishPower Deposit Agreement.

11 Will Iberdrola ADSs be listed?

No. Iberdrola does not intend to apply for a listing of the Iberdrola ADSs on any exchange.

12 How will I be able to trade my Iberdrola ADSs since they are not listed on any exchange?

Since the Iberdrola ADSs will not be listed or traded on any exchange, the Iberdrola ADSs will only be eligible for trading “over-the-counter”. Iberdrola currently intends to maintain the Iberdrola ADR Facility on an ongoing basis. However, in the event that Iberdrola terminates the Iberdrola ADR Facility, Iberdrola ADS holders will receive the New Iberdrola Shares underlying their Iberdrola ADSs. US resident holders of such New Iberdrola Shares may be required to sell such underlying shares on the Bolsas de Valores in Spain, which could be more time consuming and costly for such holders than settling trades in Iberdrola ADSs.

13 Where can I find out Iberdrola’s share price?

Iberdrola’s share price can be found on Iberdrola’s website (www.iberdrola.com), as well as other financial websites.

14 Does Iberdrola pay dividends?

Iberdrola currently pays dividends twice a year with record dates typically in June and December. Iberdrola’s final dividend for the 2005 financial year amounted to €0.5181 per Iberdrola Share.

Iberdrola’s interim dividend for the first six months of the 2006 financial year amounted to €0.4500 per Iberdrola Share and therefore would have amounted to €0.4500 per Iberdrola ADS. Subject to its shareholders’ approval, Iberdrola has proposed to distribute a final dividend for the 2006 financial year of €0.6100 per Iberdrola Share (which includes a €0.02 attendance premium for attendance of the Iberdrola general shareholders’ meeting) with reference to the record date of the last business day in June 2007, to be paid shortly thereafter. Although Iberdrola has paid dividends in the past, there can be no assurance that it will pay dividends in the future.

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H O L D I N G I B E R D R O L A A D S s

Q& A

15 Will I receive dividends from Iberdrola in Euros or US Dollars?

Following the Scheme becoming effective and for such period as the Iberdrola ADR Facility is in existence, Iberdrola ADS holders will have amounts in respect of dividends paid in Euros by Iberdrola converted into and paid to them in US Dollars in accordance with the provisions of the deposit agreement governing the Iberdrola ADSs.

16 Will I be able to vote my Iberdrola ADSs?

You will be able to instruct the Iberdrola Depositary how to vote the New Iberdrola Shares underlying your Iberdrola ADSs, and the Iberdrola Depositary will be obligated to follow your instructions. If you want to vote directly or to attend Iberdrola shareholders’ meetings in person, you will need to exchange your Iberdrola ADSs for the New Iberdrola Shares underlying them (any such exchange may involve charges by the Iberdrola Depositary).

17 Will I be required to pay any fees on my Iberdrola ADSs?

There will be no cancellation or issuance charges in connection with the surrender of any ScottishPower ADSs in exchange for Iberdrola ADSs pursuant to the Scheme, but certain fees and other charges will apply to holding Iberdrola ADSs. For further information with respect to the fees and other charges that will apply to holding Iberdrola ADSs, please see Part 8 of the Scheme Document.

18 What is the Iberdrola stock split and how will it affect me?

The stock split is the proposal by the Iberdrola Board to split each Iberdrola Share into four shares with a quarter of the value of the original share. The stock split is common practice among large companies listed on the Spanish stock exchanges, like Iberdrola, and, among other things, makes Iberdrola Shares easier to trade.

The stock split, if approved by the Iberdrola shareholders, will only take place after the Effective Date and after the Iberdrola ADSs have been issued. It will not reduce any entitlements you may have under the Scheme. The stock split will multiply the amount of Iberdrola ADSs you hold (or, if you have not yet collected them, are entitled to hold), along with the New Iberdrola Shares they represent, by four, but the value of your aggregate holding, and your rights, should remain the same.

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ScottishPower

S H A R E H O L D E R M E E T I N G S , T I M I N G A N D V O T I N G

Q&A

19 Where and when will the Meetings be held?

The transaction involves two shareholder meetings, the Court Meeting and the EGM. These meetings will be held one after the other at the Crowne Plaza, Congress Road, Glasgow G3 8QT, Scotland, United Kingdom on 30 March 2007. The Court Meeting will start at 11.00 a.m. (London time) and the EGM will start at 11.10 a.m. (London time) (or as soon as the Court Meeting has been concluded or adjourned).

20 Can I attend the Court Meeting and the EGM?

If you are a registered ScottishPower ADS Holder, you may indicate on the ADS Voting Instruction Card that you wish to attend and vote at the Meetings. Please note that you will not be admitted to the meetings unless you present a valid passport or other government issued photo identification.

21 Do I need to attend the Meetings?

No, you do not need to attend. If you cannot attend the Meetings, you can use the ADS Voting Instruction Card enclosed to nominate the nominee of the Depositary, or someone else, to vote for you (this person is called a proxy).

22 How do I get to the Crowne Plaza?

If you are driving, you should take the exit at Junction 19 of the M8 and follow the signs for the Scottish Exhibition and Conference Centre (the SECC). The hotel is next to the SECC. Free car parking will be offered in Car Park 1 in front of the Clyde Auditorium and spaces for disabled drivers will be available. A map can be found on the reverse of the Attendance Cards.

If you are travelling by train, travel west on the low level service from Glasgow Central Station to Exhibition Centre Station. Trains from Glasgow Central run every twenty minutes.

23 Are there any facilities for disabled shareholders?

There will be an induction loop available and an interpreter for the deaf will be present at the Meetings. If you have a companion to guide you, he/she will be admitted to the Meetings as a guest. Guide dogs will also be admitted and there will be staff available to assist shareholders.

24 Will there be refreshments at the Meetings?

Yes. Refeshments will be available before and after the Meetings.

25 What will I be voting on at the Meetings?

At the Court Meeting you will be asked to vote on whether to approve the Scheme, and therefore the Offer from Iberdrola. Further details of the Court Meeting are set out in the Notice of Court Meeting in Part 16 of the Scheme Document. At the EGM, you will be asked to vote on a special resolution which will do a number of things to enable the Scheme to be put into effect as described in the Scheme Document, including amending ScottishPower’s Articles of Association and its capital structure. The resolution being voted on at the EGM is set out in the Notice of the EGM, which is in Part 17 of the Scheme Document.

26 How do I cast my vote for the resolutions at the Court Meeting and/or the EGM?

Whether or not you are able to attend the Meetings, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the postage-paid business reply envelope provided (for use in the US only) to JPMorgan Chase Bank, N.A., Proxy Processing at the address provided on the ADS Voting Instruction Card as soon as possible and, in any event, so as to be received no later than 3.00 p.m. (New York time) on 26 March 2007. You may indicate on the ADS Voting Instruction Card whether you wish to attend and vote at the

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S H A R E H O L D E R M E E T I N G S , T I M I N G A N D V O T I N G

Q&A

Meetings yourself or whether you wish to appoint the nominee of the ScottishPower Depositary or another person as your proxy. If you appoint the nominee of the ScottishPower Depositary as your proxy, the nominee will vote in accordance with your instructions.

Alternatively, you may cast your vote by telephone, by calling 1-866-540-5760, or electronically by logging on to www.proxyvoting.com/spi, where details of the procedure to be followed are set out. Please refer to the ADS Voting Instruction Card for further information.

27 How do I complete my voting instruction card?

Please see the notes on completing the ADS Voting Instruction Card on the card itself. If you have questions relating to the ADS Voting Instruction Card, please call the Georgeson Shareholder Communications helpline on the number set out on the front of this document.

28 What influence do I have as an ADS Holder and why is it important that I vote?

The Scheme will only become effective if: (a) more than 50 per cent. in number of the ScottishPower Shareholders present and voting at the Court Meeting (whether in person or by proxy) vote in favour of the Scheme; and (b) such majority holds 75 per cent. or more in value of the ScottishPower Shares (including ScottishPower ADS Holders as holders of ScottishPower Shares underlying their ADSs) present and voting at the Court Meeting (whether in person or by proxy). In addition, it is necessary for the special resolution at the EGM to be approved by ScottishPower Shareholders and ScottishPower ADS Holders holding not less than 75 per cent. of the votes cast at the EGM (whether in person or by proxy).

We would strongly encourage all ScottishPower ADS Holders to exercise their voting rights. It is particularly important that as many votes as possible are cast at the Court Meeting in particular so that the Court may be satisfied that there is a fair representation of ScottishPower ADS Holders’ opinion. You are therefore strongly urged to return your ADS Voting Instruction Card as soon as possible and in any event by the dates set out in this document and the Scheme Document.

The ScottishPower Board unanimously recommends that ScottishPower Shareholders and ScottishPower ADS Holders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM, as they have undertaken to do so in respect of their entire beneficial holdings of 142,196 ScottishPower Shares, representing approximately 0.1 per cent. of the existing ScottishPower Shares.

29 How can I ask a question?

You will have the opportunity to ask questions at the Meetings. If you want to ask a question, it will help us to make sure that we answer your question as fully as possible if you send it beforehand to The Company Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP. If you cannot come to the Meetings, but would like a written answer to your question, please state this when you send your question.

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SHAREHOLDER MEETINGS, TIMING AND VOTING

ScottishPower

Q&A

30 **What happens if I vote against the resolutions to be proposed at the Court Meeting and EGM?**

All votes properly made will be counted. If the resolutions are approved by the required majorities and the Scheme is sanctioned by the Court and the Offer completed, the Scheme will be binding on all ScottishPower Shareholders and ScottishPower ADS Holders, including those who voted against the Scheme or who did not vote at all. If the resolutions are not approved by the required majorities, then the Scheme will not go ahead.

31 **I cannot find my ADS certificate. Can I still vote?**

Yes, irrespective of whether or not you can find your ADS certificate, if you were a registered holder of ScottishPower ADSs at the ADS Record Time you should have received an ADS Voting Instruction Card with respect to your voting rights. The ADS Voting Instruction Card will set forth how many ScottishPower ADSs are registered in your name as of the ADS Record Time. You should also contact the Georgeson Shareholder Communications helpline on the number set out on the front of this document about how to replace your lost certificate.

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R E A S O N S F O R T H E O F F E R A N D T H E O F F E R P R O C E S S

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32 Who is offering to buy my ADSs?

Iberdrola, S.A. is offering to buy your ADSs. Iberdrola was founded in 1901 and is listed on the Spanish Continuous Market (ticker: IBE.SM). Iberdrola is a vertically integrated energy company with a solid position in the Spanish market and an international footprint focused in Mexico and Brazil. As at 31 December 2006, Iberdrola accounted for 30,384 MW and 18.4 million electricity points of supply worldwide. As at 31 December 2006, Iberdrola, the leading wind generator worldwide, had a wind generating capacity of 4,102 MW. Iberdrola’s share performance is included in the computation of the Spanish IBEX 35 index and of the Euro Stoxx 50, Dow Jones Sustainability World Index and DJSI Stoxx indexes.

As at 31 December 2006, Iberdrola employed 16,155 people.

In Spain, Iberdrola’s generation capacity as at 31 December 2006 amounted to 25,966 MW, including 4,434 MW of renewable energy and 4,800 MW of CCGTs. In the distribution business in Spain, Iberdrola accounted for 9.9 million electricity points of supply as at 31 December 2006. In Spain, for the full year ending 31 December 2006, Iberdrola produced 68.3 TWh and distributed energy of 99.5 TWh of electricity.

Its strong focus on renewable energy is part of its commitment to the environment, sustainable development and the objectives of the Kyoto Protocol. Iberdrola has become the only Spanish electricity company included in the Climate Leadership Index, an international recognition that demonstrates its firm strategy for combating climate change.

In Europe, in countries outside Spain, Iberdrola’s activities are currently focused around electricity trading (most of it physical trading, and with a very small presence in Portugal, France, Belgium, the Netherlands, Austria, Switzerland, Italy and Germany) and renewables (Portugal, France, Italy, UK, Greece, Germany and Poland).

Iberdrola has consolidated its position as the second largest gas player in the wholesale procurement and supply businesses in Spain. In the procurement business, in 2006 Iberdrola supplied 4.3 bcm of gas into the Spanish deregulated market, with a market share of 15 per cent.

33 Why does Iberdrola want to acquire ScottishPower?

Iberdrola believes that the acquisition will accelerate the achievement of a number of Iberdrola’s objectives, outlined in its 2007-2009 strategic plan. Iberdrola anticipates that the combination of Iberdrola and ScottishPower will create one of the leading European integrated utility companies and the leading wind generator. Based on pro forma enterprise value, the Enlarged Iberdrola Group will be valued at £43.9 billion

(€65.4 billion). As a result of the transaction, the Enlarged Iberdrola Group will also have:

• a leading position in the rapidly growing UK and North American renewables markets;

• a reinforced market presence in Europe and North America which will provide enhanced opportunities for gas trading and procurement in the increasingly global and LNG-driven gas marketplace;

• an installed generation capacity base of 38,922 MW including 6,066 MW of wind generation capacity and 332 MW of small hydro generation capacity; and

• a regulated networks business with approximately 21.7 million electricity points of supply.

The Offer affords Iberdrola an exceptional opportunity to acquire a vertically integrated utility company, with complementary skills in the attractive liberalised UK market with scope for significant ongoing investment in new generation capacity and networks. The Enlarged Iberdrola

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R E A S O N S F O R T H E O F F E R A N D T H E O F F E R P R O C E S S

Q&A

Group is well diversified in terms of:

• geographical spread (Spain, United Kingdom, Latin America and North America);

• generation mix (nuclear, coal, wind, hydro and gas); and

• business mix (regulated and non-regulated).

Iberdrola will be able to draw on ScottishPower’s considerable experience in deregulated markets and its strong skill sets in retailing and trading. In return, Iberdrola believes that ScottishPower will also benefit from Iberdrola’s best-in-class standards in generation and distribution activities.

34 Why is the ScottishPower Board recommending the Offer?

The ScottishPower Board believes the Offer represents an attractive blend of value for ScottishPower Shareholders and a clear strategic rationale for the business.

• The Offer will enable ScottishPower to expand its geographical presence, diversify its operating risks, achieve greater economies of scale and invest in substantially larger infrastructure projects. The ScottishPower Board believes that achieving these objectives is key for ScottishPower to compete successfully on a global scale in an increasingly competitive environment.

• The Offer provides ScottishPower Shareholders and ScottishPower ADS Holders with the ability to crystallise the value that has been achieved and the possibility of continuing to participate in the future success of the Enlarged Iberdrola Group.

The ScottishPower Board also believes that the Offer achieves the strategic objectives of both companies without the adverse social consequences for employees that would be likely in other merger scenarios.

35 How will the Offer be implemented?

The Offer will be implemented by way of a scheme of arrangement of ScottishPower under section 425 of the Companies Act 1985. Under the terms of the Scheme, your ScottishPower ADSs will be cancelled and you will receive cash and/or Iberdrola ADSs and the Special Dividend in exchange (see questions 1 to 3 for further details.)

In addition, before the Scheme can become effective, a number of Conditions need to be satisfied or waived. These are listed in Part 5 of the Scheme Document.

36 What is a scheme of arrangement?

A scheme of arrangement is a legal arrangement between a company and its shareholders. It is a common process for dealing with acquisitions of listed companies in the UK. It requires approval of the shareholders both at a Court Meeting and at a separate EGM. ScottishPower Shareholders (and ScottishPower ADS Holders as holders of ADSs representing ScottishPower Shares) will vote on whether to approve the Scheme at the Court Meeting and then on certain resolutions required to implement it at the EGM. All ScottishPower Shareholders and ScottishPower ADS Holders will have the opportunity to vote at both the Court Meeting and the EGM and their votes (if properly received) will be counted. Once approved by ScottishPower Shareholders and ScottishPower ADS Holders, the Scheme will only become effective if approved by the Court.

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REASONS FOR THE OFFER AND THE OFFER PROCESS

ScottishPower

Q&A

37 Why is a scheme of arrangement used?

A scheme of arrangement is a normal process for dealing with acquisitions of public companies in the UK, particularly when they involve a large number of retail shareholders (approximately 400,000 in this case). This process was followed, for example, in takeovers and mergers involving Barclays (with the Woolwich), Lloyds (with TSB), Halifax (with Bank of Scotland) and CGU (with Norwich Union). In order for the Scheme to become effective, resolutions at the Court Meeting and the EGM must be approved by ScottishPower Shareholders (including ScottishPower ADS Holders as holders of ADSs representing ScottishPower Shares). It is therefore important that as many votes as possible are cast at the Court Meeting, in particular, so that the Court may be satisfied that there is a fair representation of ScottishPower Shareholder and ScottishPower ADS Holder opinion.

38 Can I raise any concerns I have in relation to the Scheme with the Court?

Yes. Please see Paragraph 19(g) of Part 4 of the Scheme Document for details.

39 Why does the Scheme involve a reorganisation of ScottishPower's share capital?

In order to allow the Scheme to incorporate a Mix and Match Facility and to be subject to a more favourable tax treatment for UK tax residents, it is necessary to reorganise ScottishPower's share capital. Your rights are not adversely affected by this reorganisation.

40 Will I receive share certificates for the new shares created by the reorganisation of capital?

No. The shares created by the reorganisation will exist only for a very short time before being cancelled under the Scheme and therefore it is neither practical nor necessary to issue new share certificates.

14 YOUR QUESTIONS ANSWERED

ScottishPower

OTHER INFORMATION

Q&A

41 What are the tax consequences of the Scheme for me, and what are the necessary formalities?

Please refer to paragraph 26 of Part 4 of the Scheme Document for further details regarding your tax position.

42 Where and when will I receive further information after the vote?

Calculation of the votes may not be completed until after the Meetings. The results may not be announced at the Meetings. If that is the case, we will publicly announce the results as soon as practicable and they will also be made available on the ScottishPower website (www.scottishpower.com).

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ScottishPower Q&A This document has been made available to ScottishPower ADS Holders. If Iberdrola conducts a tender offer for securities of ScottishPower, ScottishPower will file a Solicitation/ Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the US Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/ Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The Iberdrola ADSs will only be distributed to existing ScottishPower ADS Holders. The Iberdrola ADSs (including the New Iberdrola Shares underlying them) to be issued to ScottishPower ADS Holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the Iberdrola ADSs (including the New Iberdrola Shares underlying them), or if issued pursuant to a scheme of arrangement, will be will be, applied for in any jurisdiction. In the United States, if the Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under US securities laws applicable to such circumstances, ScottishPower ADS Holders are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain US transfer restrictions relating to the Iberdrola ADSs received in connection with the Scheme.

Loan Notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary Statement Regarding Forward Looking Statements

The documents relating to the Offer contain forward-looking statements, including for the purposes of the US Private Securities

Litigation Reform Act. All statements other than statements of historical facts included in documents relating to the Offer may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words ‘targets’, ‘plans’, ‘believes’, ‘expects’, ‘aims’, ‘intends’, ‘will’, ‘should’, ‘may’, ‘anticipates’, ‘estimates’, ‘synergies’, ‘cost savings’, ‘projects’, ‘strategy’ or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined company; (ii) business and management strategies and the expansion and growth of Iberdrola’s, ScottishPower’s or the combined company’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola’s, ScottishPower’s or the combined company’s business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or of ScottishPower. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers, employees or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in documents relating to the Offer are based on information available to ScottishPower or Iberdrola on the date hereof. Investors should not place undue reliance on such forward-looking statements, and ScottishPower and Iberdrola do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The ScottishPower Directors accept responsibility for the information contained in this document, except for that information for which the Iberdrola Representatives (as defined below) accept responsibility. To the best of the knowledge and belief of the ScottishPower Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of Iberdrola’s Executive Committee (as set out in paragraph 2(b) of Part 10 of the Scheme Document) and José Sáinz Armada (Chief Financial Officer), José Luis San Pedro (Chief Operating Officer), Julián Martínez-Simancas (General Counsel), José Luis del Valle (Chief Strategy and Development Officer) and Pedro Azagra Blazquez (Corporate Development Director) (together the “Iberdrola Representatives”), accept responsibility for the information contained in this document relating to Iberdrola, the Iberdrola Directors, their immediate families and persons connected to them (within the meaning of Section 346 of the Act). To the best of the knowledge and belief of the Iberdrola Representatives (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document contains information derived from the Scheme Document which contains full details of the Offer. This document should be read in conjunction with the Scheme Document, the ADS Voting Instruction Card and the ADS Letter of Transmittal and Election Form. Printed by RR Donnelley, 28177